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                                                                    Exhibit 99.5

                               BET HOLDINGS, INC.
            SPECIAL INDEPENDENT COMMITTEE OF THE BOARD OF DIRECTORS



                                 PRESS RELEASE


SPECIAL INDEPENDENT COMMITTEE OF BET HOLDINGS, INC. BOARD OF DIRECTORS HAS DETERMINED THAT $48.00 OFFER FOR OUTSTANDING SHARES IS NOT ADEQUATE; PARTIES ANTICIPATE FURTHER DISCUSSIONS


     Washington, D.C.: January 22, 1998. On September 15, 1997, the Board of Directors of BET Holdings, Inc. (NYSE:BTV) announced that it had appointed Delano R. Lewis, a director of BET, to serve as a Special Independent Committee of the Board to consider and make recommendations to the Board concerning a September 10, 1997 proposal by Mr. Robert L. Johnson and Liberty Media Corporation (the "Buyers") to purchase all of the outstanding shares of BET common stock not already owned by them for a price of $48.00 per share.

     The Special Independent Committee has reported to BET's Board of Directors that the Committee has determined that the proposed $48.00 per share purchase price is not adequate. The Buyers' financial advisors have met with the Special Independent Committee's financial advisors, and the parties and their advisors intend to have further discussions. The Committee will report to the Board the results of those discussions when they are completed. No assurance can be given as to what the outcome of discussions among the parties will be, whether the parties will agree upon the terms of a transaction or whether or when any transaction will occur.


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